03037816

RECEIVED
DEC - 1 2003
158

GRUPOMEXICO

GRUPO MEXICO, S.A. DE C.V.
AV BAJA CALIFORNIA No. 200, COL. ROMA SUR, 06760 MEXICO, D.F.
TELS. 50 80 00 50 Ext. 7150, FAX: 55-64-76-77, E-mail: edurant@gmexico.com.mx

November 19, 2003

United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Filing Desk

Issuer: GRUPO MEXICO, S.A DE C.V., File Number 82-4582

Ladies and Gentlemen:

In accordance with rule 12g 3-2 (b), annex you will find Financial Information of Grupo México, S.A. de C.V., filed to the Mexican Stock Exchange (Bolsa Mexicana de Valores) relating for the third quarter ended September 30, 2002.

Any questions concerning the enclosed, should be addressed to the undersigned at (011) (52-55) 5564-7470 or to Daniel Tellechea Salido at (011). (52-55) 5574-8483

Sincerely,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Ernesto Durán Trinidad
Corporate Comptroller Director

Enclosure

cc: Daniel Tellechea Salido Managing Director, Finance, (Grupo México, S.A. de C.V.)
Michael L. Fitzgerald (Sidley Austin Brown & Wood)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: GMEXICO

Quarter: 3 Year: 2003

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**88,017,677**	100	**89,250,195**	100
2	**CURRENT ASSETS**	**13,266,728**	**15**	**12,208,187**	**14**
3	CASH AND SHORT-TERM INVESTMENTS	4,458,238	5	3,867,815	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,624,436	3	2,434,606	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,051,934	1	1,068,282	1
6	INVENTORIES	4,527,793	5	4,390,114	5
7	OTHER CURRENT ASSETS	604,327	1	447,370	1
8	**LONG-TERM**	**141,501**	**0**	**136,995**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	141,501	0	136,995	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**61,996,012**	**70**	**64,045,069**	**72**
13	PROPERTY	36,828,876	42	34,825,976	39
14	MACHINERY AND INDUSTRIAL	58,098,768	66	58,510,353	66
15	OTHER EQUIPMENT	1,583,480	2	1,796,563	2
16	ACCUMULATED DEPRECIATION	35,579,105	40	32,808,053	37
17	CONSTRUCTION IN PROGRESS	1,063,993	1	1,720,230	2
18	**DEFERRED ASSETS (NET)**	**10,699,041**	**12**	**10,424,446**	**12**
19	**OTHER ASSETS**	**1,914,395**	**2**	**2,435,498**	**3**
20	**TOTAL LIABILITIES**	**57,667,890**	100	**56,346,149**	100
21	**CURRENT LIABILITIES**	**11,384,312**	**20**	**18,973,662**	**34**
22	SUPPLIERS	3,091,376	5	4,434,413	8
23	BANK LOANS	4,177,812	7	9,384,618	17
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,732,349	3	1,854,470	3
26	OTHER CURRENT LIABILITIES	2,382,775	4	3,300,161	6
27	**LONG-TERM LIABILITIES**	**29,453,061**	**51**	**20,529,972**	**36**
28	BANK LOANS	29,421,326	51	20,396,749	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	31,735	0	133,223	0
31	**DEFERRED LOANS**	**11,046,493**	**19**	**12,593,516**	**22**
32	**OTHER LIABILITIES**	**5,784,024**	**10**	**4,248,999**	**8**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**30,349,787**	100	**32,904,046**	100
34	**MINORITY INTEREST**	**9,159,957**	**30**	**8,947,053**	**27**
35	**MAJORITY INTEREST**	**21,189,830**	**70**	**23,956,993**	**73**
36	**CONTRIBUTED CAPITAL**	**18,762,816**	**62**	**18,762,816**	**57**
37	PAID-IN CAPITAL STOCK (NOMINAL)	16,316,038	54	16,316,038	50
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,295,669	8	2,295,669	7
39	PREMIUM ON SALES OF SHARES	151,109	0	151,109	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**2,427,014**	**8**	**5,194,177**	**16**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,236,094	34	11,474,696	35
43	REPURCHASE FUND OF SHARES	13,742	0	13,742	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(6,544,540)	(22)	(5,197,946)	(16)
45	NET INCOME FOR THE YEAR	(1,278,282)	(4)	(1,096,315)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**4,458,238**	100	**3,867,815**	100
46	CASH	3,077,756	69	2,370,801	61
47	SHORT-TERM INVESTMENTS	1,380,482	31	1,497,014	39
18	**DEFERRED ASSETS (NET)**	**10,699,041**	100	**10,424,446**	100
48	AMORTIZED OR REDEEMED EXPENSES	10,603,350	99	10,306,796	99
49	GOODWILL	90,057	1	117,650	1
50	DEFERRED TAXES	5,634	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**11,384,312**	100	**18,973,662**	100
52	FOREING CURRENCY LIABILITIES	9,141,646	80	15,074,159	79
53	MEXICAN PESOS LIABILITIES	2,242,666	20	3,899,503	21
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,382,775**	100	**3,300,161**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,382,775	100	3,300,161	100
27	**LONG-TERM LIABILITIES**	**29,453,061**	100	**20,529,972**	100
59	FOREING CURRENCY LIABILITIES	26,953,061	92	20,529,972	100
60	MEXICAN PESOS LIABILITIES	2,500,000	8	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**31,735**	100	**133,223**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	31,735	100	133,223	100
31	**DEFERRED LOANS**	**11,046,493**	100	**12,593,516**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	11,046,493	100	12,593,516	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**5,784,024**	100	**4,248,999**	100
68	RESERVES	1,552,264	27	1,494,336	35
69	OTHERS LIABILITIES	4,231,760	73	2,754,663	65
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(6,544,540)**	100	**(5,197,946)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,556,466)	(70)	(4,743,232)	(91)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,988,074)	(30)	(454,714)	(9)

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER:**3** YEAR:**2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	1,882,416	(6,765,475)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	232	237
75	EMPLOYERS (*)	4,879	5,074
76	WORKERS (*)	15,728	16,458
77	CIRCULATION SHARES (*)	651,646,640	651,646,640
78	REPURCHASED SHARES (*)	0	0

18/11/2003 17.18

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**19,113,588**	100	**19,289,555**	100
2	COST OF SALES	13,135,311	69	13,444,664	70
3	**GROSS INCOME**	**5,978,277**	**31**	**5,844,891**	**30**
4	OPERATING EXPENSES	4,021,819	21	3,890,380	20
5	**OPERATING INCOME**	**1,956,458**	**10**	**1,954,511**	**10**
6	TOTAL FINANCING COST	1,606,578	8	1,820,736	9
7	**INCOME AFTER FINANCING COST**	**349,880**	**2**	**133,775**	**1**
8	OTHER FINANCIAL OPERATIONS	47,945	0	(61,648)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**301,935**	**2**	**195,423**	**1**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,039,198	5	754,338	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(737,263)**	**(4)**	**(558,915)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,125	0	432	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(735,138)**	**(4)**	**(558,483)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(735,138)**	**(4)**	**(558,483)**	**(3)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	9,053	0	85,699	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(744,191)**	**(4)**	**(644,182)**	**(3)**
19	NET INCOME OF MINORITY INTEREST	534,091	3	452,133	2
20	**NET INCOME OF MAJORITY INTEREST**	**(1,278,282)**	**(7)**	**(1,096,315)**	**(6)**

18/11/2003 17.18

32-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**19,113,588**	100	**19,289,555**	100
21	DOMESTIC	7,745,495	41	7,640,061	40
22	FOREIGN	11,368,093	59	11,649,494	60
23	TRANSLATED INTO DOLLARS (***)	1,040,348	5	1,066,101	6
6	**TOTAL FINANCING COST**	**1,606,578**	100	**1,820,736**	100
24	INTEREST PAID	1,403,702	87	1,537,182	84
25	EXCHANGE LOSSES	1,917,990	119	3,933,876	216
26	INTEREST EARNED	151,277	9	109,501	6
27	EXCHANGE PROFITS	886,611	55	2,459,603	135
28	GAIN DUE TO MONETARY POSITION	(677,226)	(42)	(1,081,218)	(59)
8	**OTHER FINANCIAL OPERATIONS**	**47,945**	100	**(61,648)**	100
29	OTHER NET EXPENSES (INCOME) NET	47,945	100	(61,648)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,039,198**	100	**754,338**	100
32	INCOME TAX	1,220,444	117	881,594	117
33	DEFERED INCOME TAX	(395,555)	(38)	(341,238)	(45)
34	WORKERS' PROFIT SHARING	214,309	21	213,982	28
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

18/11/2003 17.18

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	19,113,587	19,289,554
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	25,228,585	25,584,569
39	OPERATION INCOME (**)	990,148	558,239
40	NET INCOME OF MAYORITY INTEREST(**)	(1,419,469)	(2,986,897)
41	NET CONSOLIDATED INCOME (**)	(761,580)	(2,826,184)

18/11/2003 18/11/2003 17.18

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(744,191)**	**(644,182)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,410,928	2,981,344
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,666,737**	**2,337,162**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(3,441,654)	859,676
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,774,917)**	**3,196,838**
6	CASH FLOW FROM EXTERNAL FINANCING	1,664,681	(1,052,002)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,664,681**	**(1,052,002)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,358,669)**	**(1,753,591)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,468,905)	391,245
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	5,927,143	3,476,570
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,458,238	3,867,815

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,410,928**	**2,981,344**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,391,659	3,113,344
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	62,565	48,150
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,043,296)	(180,150)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(3,441,654)**	**859,676**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	140,950	267,360
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(37,177)	1,254,715
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(269,212)	33,516
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,319,823)	(613,055)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,956,392)	(82,860)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,664,681**	**(1,052,002)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	7,513,503	245,997
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(5,848,822)	(1,297,999)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	0	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,358,669)**	**(1,753,591)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,680	534
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(929,748)	(1,729,749)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(85,621)	(108,493)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(345,980)	84,117

MEXICAN STOCK EXCHANGE
SIFIC / ICS

32-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(3.89) %	(3.34) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(6.70) %	(12.47) %
3	NET INCOME TO TOTAL ASSETS (**)	(0.87) %	(3.17) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(91.00) %	(167.84) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.29 times	0.29 times
7	NET SALES TO FIXED ASSETS (**)	0.41 times	0.40 times
8	INVENTORIES ROTATION (**)	4.12 times	4.49 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32 days	30 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.07 %	7.12 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.52 %	63.13 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.90 times	1.7[illegible] times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	62.59 %	63.19 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	47.51 %	32.06 %
15	OPERATING INCOME TO INTEREST PAID	1.39 times	1.27 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.44 times	0.45 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17 times	0.64 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.77 times	0.41 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.23 times	0.22 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	39.16 %	20.39 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	8.72 %	12.12 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(18.01) %	4.46 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.26) times	2.08 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	68.43 %	98.64

18/11/2003 17.18

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.18)	$ (4.58)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.15)	$ (4.21)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)	$ (0.13)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 32.52	$ 36.76
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.55 times	0.28 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.15 times	2.24 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

18/11/2003 17.18

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

82-4582

STOCK EXCHANGE CODE: GMEXICO
GRUPO MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MANAGEMENT DISCUSSION AND ANALYSIS
ON THE COMPANY'S OPERATING RESULTS AND FINANCIAL SITUATION

(STATED IN THOUSAND US DOLLARS - GAAP APPLIED IN US) (*)
FINANCIAL DATA

PCGA applied in EEUU	3 MONTHS ENDED 30 SEPT. 2003	3 MONTHS ENDED 30 SEPT. 2002	CHANGE %	9 MONTHS ENDED 30 SEPT. 2003	9 MONTHS ENDED 30 SEPT. 2002	CHANGE %
Net Sales	631,126	626,839	0.7	1,761,297	1,911,641	(7.9)
Cost of Sales	424,601	477,237	(11.0)	1,226,050	1,345,540	(8.9)
Administrative Expenses	29,790	31,885	(6.6)	84,071	97,219	(13.5)
Operating Profit	111,757	50,026	123.4	244,330	262,367	(6.9)
EBITDA	176,736	117,717	50.1	451,176	468,882	(3.8)
Financing Costs (net)	52,017	45,677	13.9	115,354	142,486	(19.0)
Profit (Loss) before non Recurrent Item	38,376	(16,518)	332.3	4,484	27,903	(83.9)
Non Recurrent Item	60,993	0	(100.0)	60,993	0	(100.0)
(Loss) Profit Net	(22,617)	(16,518)	(36.9)	(56,509)	27,903	(302.5)
(Loss) Profit per Share	(0.03)	(0.03)	(36.9)	(0.09)	0.04	(302.5)

METALS PRICES		9 MONTHS ENDED 30 SEPT. 2003	9 MONTHS ENDED 30 SEPT. 2002	CHANGE %
Copper	(Us Ctvs,/Lb)	76.9	71.9	7.0
Zinc	(Us Ctvs,/Lb)	36.0	35.4	1.7
Silver	(Dlls./Oz)	4.8	4.6	4.3
Gold	(Dlls./Oz)	354.0	305.8	15.8
Molibdenum	(Us. Dlls./lb.)	4.9	3.8	28.9
Lead	(Us Ctvs,/Lb)	21.6	20.8	3.8

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

(*) DUE TO THE NATURE OF THE MINING OPERATIONS OF THE COMPANY, WHICH SALES ARE MOSTLY (CLOSE TO 100%) MADE IN DOLLARS, WE HAVE PRESENTED FIGURES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) APPLIED IN THE UNITED STATES UNDER THE HEADING "GAAP APPLIED IN THE US" AND SUBSEQUENTLY, WITH GAAP APPLIED IN MEXICO UNDER THE HEADING "GAAP APPLIED IN MEXICO".

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED ON SEPTEMBER 30, 2003, INCLUDED THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC) AND GRUPO FERROVIARIO MEXICANO (GFM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC), GRUPO FERROVIARIO MEXICANO (GFM) AND FERROMEX.

GAAP APPLIED IN USA (FIGURES IN MILLION DOLLARS) :

THE CONSOLIDATED SALES FOR THE THIRD QUARTER OF 2003 WERE $631.1 MILLION DOLLARS, 0.7% HIGHER WITH RESPECT TO THE SAME PERIOD IN 2002, THIS INCREASE IS MAINLY DUE TO A HIGHER SALE PRICE FOR COPPER (10.7 CENTS OF A DOLLAR), A HIGHER VOLUME OF METALS SOLD IN SPCC, WITH AN INCREASE OF 23.3%, AS A RESULT OF THE EXPANSION OF OPERATIONS AT TOQUEPALA'S CONCENTRATOR. IN MINERA MEXICO THERE WAS AN 8.6% INCREASE, DUE TO AN IMPROVEMENT IN THE LEVELS OF PRODUCTION AFTER CONCLUDING THE FINANCIAL REESTRUCTURE. IN ASARCO A SALES DECREASE WAS NOTED WITH RESPECT TO THE PREVIOUS YEAR, DUE TO THE TEMPORARY CLOSING OF THE MISSION MINE, AS WELL AS THE PARTIAL OPERATIONS AT THE RAY MINE. IN THE TRANSPORT SECTOR, THE INCOME LEVEL WAS SIMILIAR TO THAT REGISTERED IN THE SAME PERIOD OF THE PREVIOUS YEAR, IN SPITE OF THE NEGATIVE EFFECTS OF THE ECONOMIC GROWTH OF THE COUNTRY COMPARED TO THE PREVIOUS YEAR.

THE SALES INCREASE OF THE THIRD QUARTER RELATED TO THE SECOND QUARTER OF 2003 WAS $40 MILLION MORE IN THE MINING SECTOR REPRESENTING 7% OF THE INCREASE DUE TO THE RECOVERY OF COPPER VOLUMES PRODUCED IN MEXICO AND THE UNITED STATES AFTER THE FINANCIAL NEGOTIATIONS WERE CONCLUDED WITH BANKS AND FINANCIAL INSTITUTIONS, AS WELL AS THE DEFINITION OF ASARCO'S LONG TERM OPERATION WITH THE JUSTICE DEPARTMENT OF THE UNITED STATES, THROUGH ASARCO'S DEBT REDUCTION AND CAPITALIZATION AS A RESULT OF SPCC'S SPIN OFF.

THE TREND SHOWN IN THIS THIRD QUARTER, BOTH IN VOLUMES PRODUCED AND IN METAL PRICES REGISTERED IN THE CASE OF COPPER IN THE AMOUNT OF 90 CENTS PER POUND IN EARLY OCTOBER, WHICH IS EQUIVALENT TO A 17% INCREASE WITH RESPECT TO THE 76.9 CTS. PER POUND AVERAGE PRICE REGISTERED IN THE FIRST 9 MONTHS. THESE TWO IMPACTS GIVE RISE TO A MORE FAVORABLE FUTURE FOR THE SUBSEQUENT QUARTERS. WITH RESPECT TO OTHER METALS WE PRODUCE, MOLYBDENUM PRICE SHOWED A 29% INCREASE DURING THE FIRST NINE MONTHS, REACHING 5.30 DOLLARS PER POUND FOR THE MONTH OF SEPTEMBER, WHICH MEANS A 47% INCREASE OVER THE PRICE REGISTERED FOR THE SAME PERIOD IN THE PREVIOUS YEAR. IN THE CASE OF SILVER, IT HAS REGISTERED A 4.3% INCREASE DURING THE FIRST NINE MONTHS CLOSING IN THE MONTH OF SEPTEMBER WITH A PRICE OF $5 DOLLARS PER OUNCE WHICH REPRESENTS A 9% INCREASE. WITH RESPECT TO ZINC, IT REGISTERED A 1.7% INCREASE IN THE FIRST NINE MONTHS, AND AT THE END OF SEPTEMBER THE PRICE WAS 39.4 CENTS PER POUND REPRESENTING AN 11% INCREASE OVER THE AVERAGE PRICE OF THE SAME PERIOD IN THE PREVIOUS YEAR .

THE ACCUMULATED SALES FOR THE NINE MONTHS ENDED SEPTEMBER 30 OF 2003, WAS $1,761.3 MILLION DOLLARS 7.9% LOWER COMPARED TOF THE SAME PERIOD OF THE PREVIOUS YEAR, DUE TO THE NEGATIVE IMPACT IN THE VOLUMES PRODUCED IN MINERA

MEXICO AND ASARCO IN THE FIRST TWO QUARTERS OF 2003, DURING THE AFOREMENTIONED FINANCIAL NEGOTIATIONS.

THIRD QUARTER CONSOLIDATED COST OF SALES, REGISTERED AN IMPORTANT PROGRESS AND WAS REDUCED BY $53 MILLION DOLLARS OR 11% LESS THAN THE PREVIOUS YEAR'S THIRD QUARTER WHICH FAVORABLY COMPARES TO THE 8.9% REDUCTION FOR THE NINE MONTHS ENDED ON SEPTEMBER 30 OF THE PREVIOUS YEAR. COST OF SALES WAS REDUCED BY $119 MILLION IN THIS PERIOD. IN SPITE OF AN IMPORTANT INCREASE IN ELECTRIC POWER AND DIESEL, PARTICULARLY CONCERNING THE MINING AND RAILROAD OPERATIONS IN MEXICO. THE PROPOSALS FOR ENERGY REFORMS THAT ARE CURRENTLY BEING CARRIED OUT IN MEXICO WILL SURELY CONTRIBUTE TO MAKE THE INDUSTRIAL, MINING AND TRANSPORTATION SECTORS MORE COMPETITIVE IN THE NEAR FUTURE.

AS OF SEPTEMBER 30, 2003, THE ADMINISTRATIVE EXPENSES WERE $84.1 MILLION DOLLARS, WHICH COMPARED TO THE SAME PERIOD IN 2002, SHOW A 13.5% DECREASE EQUIVALENT TO $13.1 MILLION DOLLARS. THIS DECREASE IS DUE TO A CONTINUOUS EXPENSE REDUCTION POLICY. IN SPITE OF THE EXPENSES INCURRED DURING THIS PERIOD AS A RESULT OF THE GROUP'S FINANCIAL RESTRUCTURING.

THE OPERATING EARNINGS FOR THE THIRD QUARTER OF 2003 WAS 123.4% HIGHER WITH RESPECT TO THE SAME PERIOD OF THE PREVIOUS YEAR AND 27% HIGHER THAN THE SECOND QUARTER OF THIS YEAR, REACHING $111.8 MILLION DOLLARS FOR THE QUARTER AND $244.3 MILLION DOLLARS FOR THE NINE MONTHS ACCUMULATED AS OF SEPTEMBER 3TH, AS A RESULT OF IMPORTANT COST REDUCTION, HIGHER VOLUMES PRODUCED AND IMPROVED METAL PRICES.

THE OPERATING CASH FLOW (EBITDA) FOR THE THIRD QUARTER 2003 WAS $176.7 MILLION DOLLARS, 50.1% HIGHER AND EQUIVALENT TO ADDITIONAL $59.0 MILLION DOLLARS, COMPARED TO THE SAME QUARTER IN 2002.

THE ACCUMULATED OPERATING CASH FLOW (EBITDA) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 WAS $451.2 MILLION DOLLARS, REPRESENTING 25.6% OF THE SALES COMPARED TO 24.5% IN THE PREVIOUS YEAR.

THE FINANCIAL COST ACCUMULATED AS OF SEPTEMBER 30, 2003, REPRESENTED $115.4 MILLION DOLLARS, THE FINANCIAL COST FOR THE SAME PERIOD IN 2002 WAS $142.5 MILLION DOLLARS.

AS OF SEPTEMBER 30, 2003, CONSOLIDATED TAXES WERE $113.0 MILLION DOLLARS, 41.1% HIGHER COMPARED TO THE SAME PERIOD OF 2002, MAINLY AS A RESULT OF THE TAX LOSS CARRYFORWARD AND ASSET TAX CANCELLATION GIVING RISE TO A DEFERRED TAX AS A RESULT OF THE GRUPO MINERO MEXICO MERGER INTO MINERA MEXICO WHICH TOOK PLACE ON MAY 28TH.

INVESTMENTS

THE INVESTMENT PROGRAM CARRIED OUT DURING THE YEAR HAS REACHED $157.2 MILLION DOLLARS, OF WHICH $111.5 MILLION DOLLARS CORRESPONDS TO THE MINING DIVISION (MINERA MEXICO $39.6 MILLION DOLLARS, ASARCO $8.3 MILLION DOLLARS AND IN SPCC $63.6 MILLION DOLLARS) THAT IS MOSTLY RELATED TO COST IN STRIPPING ORE THAT WILL ALLOW TO ACCESS HIGHER-GRADE MINERAL ZONES.

ON SEPTEMBER 17, SPCC INFORMED THAT THE PERUVIAN GOVERNMENT HAD ACCEPTED THE

AMENDMENT MADE BY THE MINING COMPANY TO END THE THIRD STAGE OF THE PROJECT TO MODERNIZE ITS SMELTING PLANT AT ILO, RESCHEDULING SUCH PROJECT WITHIN THE ESTABLISHED SCHEDULE IN THE PAMA. ACCORDING TO THIS RESCHEDULING THE NEW PLANT WILL START OPERATING IN JANUARY 2007. THIS DECISION WILL ALLOW THE MINING COMPANY TO ACHIEVE THE COLLECTION OF OVER 92% OF SULPHUR ACID. DURING JULY SPCC HIRED THE FIRM FLUOR/XSTRATA TO PROVIDE TECHNOLOGY AND BASIC ENGINEERING FOR MODERNIZING THE ILO SMELTING PLANT. FLUOR STAFF IS CURRENTLY WORKING ON THE BASIC ENGINEERING AND WE EXPECT THEIR REPORT DURING THE FOURTH QUARTER OF THE CURRENT YEAR. THE LIXIVIATION PROJECT IN TOQUEPALA, PERU, IS ON TIME AS SCHEDULED. THIS PROJECT WILL HAVE A $70 MILLION DOLLAR ESTIMATED COST AND ITS END IS SCHEDULED FOR JUNE 2005 AND THIS WILL REPRESENT IMPORTANT SAVINGS IN THE UNIT PRICES OF THE MINING COMPLEX.

THE RAILROAD DIVISION INVESTED $45.7 MILLION DOLLARS ON THE CONSTRUCTION, REHABILITATION OF TRACKS, TERMINALS AND A NEW VEHICLE TERMINAL IN GUADALAJARA, JALISCO.

FINANCING

THE TOTAL DEBT AS OF SEPTEMBER 30, 2003 WAS $3,033.9 MILLION DOLLARS, WITH A BALANCE IN CASH AND BANKS OF $405.1 MILLION DOLLARS, WHICH IS EQUIVALENT TO A NET DEBT OF $2,628.8 MILLION DOLLARS.
DURING THE NINE MONTHS ENDED SEPTEMBER 30 2003, $683.0 MILLION DOLLARS IN NEW FINANCING WERE OBTAINED (AMC $483.0 MILLION DOLLARS AND FERROMEX $200.0 MILLION DOLLARS) AND $563.0 MILLION DOLLARS OF DEBT WERE REPAID IN AMC AND $14.5 MILLION DOLLARS IN FERROMEX.

AS A RESULT OF THE MERGER ABOVE MENTIONED, $55.2 MILLION DOLLARS BASICALLY OF INTEREST WERE CAPITALIZED AND $60.9 MILLION DOLLARS CORRESPONDING TO DEFERRED TAXES AFFECTED THE FINANCIAL RESULTS AT SEPTEMBER 30, 2003.

RELEVANT EVENTS

AS OF SEPTEMBER 30, 2003 A GENERAL EXTRAORDINARY STOCKHOLDERS MEETING OF THE COMPANY WAS HELD, SAME THAT, AMONG OTHER RESOLUTIONS, RESOLVED TO INCREASE THE FIXED PART OF THE COMPANY'S CAPITAL STOCK IN THE AMOUNT OF $2,773,593,680.00 MEXICAN PESOS, THROUGH THE ISSUANCE OF NEW 213'353,360 COMMON, NOMINAL AND WITHOUT PAR VALUE, SERIES "B", CLASS I. SHARES CONSEQUENTLY, THE MEETING APPROVED THAT THE NEW, COMMON, NOMINAL AND WITHOUT PAR VALUE, SERIES "B", CLASS I 213'353,360 SHARES, ISSUED TO REPRESENT THE AFORESAID CAPITAL INCREASE BE OFFERED TO SHAREHOLDERS, SO THAT BY EXERCISING THEIR PREFERENCE RIGHT, THEY SUBSCRIBE THE NEW SHARES THEY ARE ENTITLED TO WITHIN A 15 DAY PERIOD STARTING TO COUNT SUCH DAYS FROM THE DAY FOLLOWING THE DATE WHEN THE SHAREHOLDERS NOTICE WAS PUBLISHED, IN THE RATIO OF 1 ONE NEW SHARE FOR EACH AND EVERY 3.05 SHARES OUT OF THE CURRENTLY OUTSTANDING 651'646,640 SHARES THEY OWN AND THEY SHALL PAY THEM UP IN THE SAME ACT, AT A PRICE OF $13.00 MEXICAN PESOS FOR EACH SHARE THEY SHALL SUBSCRIBE, WHETHER THROUGH THEIR PAYMENT IN CASH OR THROUGH CAPITALIZATION OF ADVANCED PAYMENTS ON ACCOUNT OF CAPITAL INCREASES THEY MAY HAVE MADE. THE MEETING ALSO RESOLVED THAT THOSE NEW SHARES ISSUED TO REPRESENT THE INCREASE IN THE CAPITAL STOCK, WHICH WERE NOT SUBSCRIBED AND PAID UP BY THE SHAREHOLDERS EXERCISING THEIR PREFERENCE RIGHT, BE SUBSCRIBED AND PAID UP BY INVERSORA BURSATIL, S.A. DE C.V. AND GRUPO BURSÁTIL MEXICANO, S.A. DE C.V., WITH WHICH THE COMPANY HAS EXECUTED AGREEMENTS FOR THE OUTRIGHT SUBSCRIPTION OF SHARES REPRESENTING THE

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

CAPITAL STOCK INCREASE WITH A SUBSCRIPTION VALUE UP TO $500,000,000.00 MEXICAN PESOS AND THE EQUIVALENT IN DOLLARS $15,000,000.00 RESPECTIVELY.

ON OCTOBER 23, 2003, GMEXICO ANNOUNCED THAT IT HAD SUCESSFULLY ENDED THE CAPITAL INCREASE APPROVED BY THE GENERAL MEETING BY $2,773,593,680 PESOS WHICH WAS FULLY SUBSCRIBED AND PAID FOR BY ITS SHAREHOLDERS MAINLY. GRUPO MEXICO CONSIDERS THAT THE SUCCESSFUL CULMINATION OF THIS CAPITAL INCREASE CLEARLY SHOWS ITS SHAREHOLDERS COMMITMENT AND THEIR CONFIDENCE IN THE FUTURE OF THE GROUP. THIS CAPITAL INJECTION WILL ALLOW GMEXICO TO FULFILL SEVERAL OPERATING AND FINANCING TARGETS, WHICH WILL LEAVE IT BETTER POSITIONED TO FACE WITH GREATER SOUNDNESS THE NEXT GROWTH CYCLE IN THE METAL MARKETS AS WELL AS WITH DIFFERENT OPPORTUNITIES IN THE RAILROAD AND MULTIMODAL TRANSPORTATION SECTOR.

MINING DIVISION

AMERICAS MINING CORPORATION (AMC)

(STATED IN THOUSAND OF US DOLLARS - GAAP APPLIED IN US)
FINANCIAL DATA

FINANCIAL DATA	3 MONTHS ENDED 30 SEPT. 2003	3 MONTHS ENDED 30 SEPT. 2002	CHANGE %	9 MONTHS ENDED 30 SEPT. 2003	9 MONTHS ENDED 30 SEPT. 2002	CHANGE %
Net Sales	482,376	480,457	0.4	1,330,231	1,455,937	(8.6)
Cost of Sales	337,055	396,457	(15.0)	972,993	1,087,818	(10.6)
Administrative Expenses	22,466	24,335	(7.7)	63,419	74,097	(14.4)
Operating Profit	76,796	13,220	480.9	144,489	153,855	(6.1)
EBITDA	122,855	59,665	105.9	293,819	294,022	(0.1)
Financing Costs (net)	42,900	44,713	(4.1)	91,566	141,234	(35.2)
Profit (Loss) before non Recurrent Item	27,964	(35,486)	178.8	(21,187)	(21,610)	1.9
Non Recurrent Item	60,993	0	(100.0)	60,993	0	(100.0)
Net Loss	(33,029)	(35,486)	6.9	(82,180)	(21,610)	(280.3)

82-4582

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

PRODUCTION SOLD		3 MONTHS ENDED 30 SEPT. 2003	3 MONTHS ENDED 30 SEPT. 2002	CHANGE %	9 MONTHS ENDED 30 SEPT. 2003	9 MONTHS ENDED 30 SEPT. 2002	CHANGE %
Copper	(MT)	209,152	232,693	(10.1)	599,823	687,561	(12.8)
Zinc	(MT)	34,475	33,554	2.7	86,861	103,069	(15.7)
Silver	(Kg)	159,481	211,784	(24.7)	482,657	666,775	(27.6)
Gold	(Kg)	343	833	(58.8)	1,134	2,257	(49.8)
Molibdenum	(MT)	3,478	2,760	26.0	9,105	8,849	2.9
Lead	(MT)	4,916	5,944	(17.3)	16,225	20,100	(19.3)

AT SEPTEMBER 30, 2003, SALES WERE $1,310.2 MILLION DOLLARS COMPARED TO $1,455.9 MILLION DOLLARS FOR THE SAME PERIOD IN 2002. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO LOWER VOLUMES SOLD.

DURING THE YEAR 2003, SALES VOLUMES FOR COPPER REGISTERED A TOTAL REDUCTION OF 87,738 METRIC TONES, 12.8% LOWER THAN THE SAME PERIOD IN 2002. ZINC AND SILVER HAVE ALSO SHOWN THE SAME TREND WITH A DECREASED OF 15.7% AND 27.6% RESPECTIVELY DURING THE SAME PERIOD. THE SALES REDUCTION WAS DUE BASICALLY TO OUR STRATEGY OF FAVORING MARGIN OVER VOLUME, AS WELL TO THE NEGATIVE IMPACT DUE TO THE OPERATIONAL CUTBACK IN THE MISSION,USA MINE AND THE LABOR STRIKE IN MEXICANA DE CANANEA, IN ADDITION TO THE LIQUIDITY PROBLEMS MANIFEST DURING THE PERIOD OF THE FINANCIAL RESTRUCTURING, WHICH CAUSED NEGATIVE IMPACT IN THE OPERATION OF THE MINES AND PLANTS OF THE MINING SECTOR IN MEXICO AND THE UNITED STATES.

THE COST OF SALES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 WAS $973.0 MILLION DOLLARS DECREASED 10.6% IN CONNECTION TO THE SAME PERIOD OF THE PREVIOUS YEAR, IN SPITE OF THE IMPORTANT INCREASE DURING THE THIRD QUARTER OF 2003 IN THE ELECTRIC POWER AND ENERGETICS, MAINLY IN MEXICO.

EBITDA FOR THE NINE MONTHS OF 2003 WAS $293.8 MILLION DOLLARS, 0.1% LOWER THAN THE SAME PERIOD OF THE PREVIOUS YEAR, BENEFITING BY $6.9 MILLION DOLLARS DUE TO THE GMM MERGE IN MM.

THE OPERATING EARNINGS AT SEPTEMBER 30, 2003 FOR $144.5 MILLION DOLLARS, REPRESENTING A 6.1% DECREASE COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, DUE TO AN IMPORTANT REDUCTION IN SALES AND TO A BENEFIT OF $8.4 MILLION DOLLARS FOR THE MERGER.

NET FINANCING COST FOR 2003 WAS $91.6 MILLION DOLLARS, 35.2% LOWER THAN TO THE SAME PERIOD OF THE PREVIOUS YEAR OF $141.2 MILLION DOLLARS, DUE BASICALLY TO A REDUCTION OF A BANK LOAN WITH SPCC AND TO $38.9 MILLION DOLLARS OF FINANCIAL

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

COSTS CAPITALIZED DUE TO THE MENTIONED MERGER.

AMC ACQUIRED DURING THE THIRD QUARTER BONDS ORIGINALLY ISSUED BY ASARCO, WITH A PAR VALUE OF $123 MILLION DOLLARS, BOOKING A $49.3 MILLION PROFIT WHICH AMC SHALL ACCOUNT AS DEFERRED INCOME, ACCORDING TO U.S.A ACCOUNTING PRINCIPLES AND WILL BE RECOGNIZED THROUGH THE REMAINING LIFE OF THE BONDS.

THE NET LOSS BEFORE THE NON-RECURRENT ITEM AS OF SEPTEMBER 30, 2003, WAS $21.2 MILLION DOLLARS, 1.9% LOWER WITH RESPECT TO THE NET LOSS AFTER TAXES REGISTERED FOR THE SAME PERIOD OF LAST YEAR, FOR $21.6 MILLION DOLLARS.

RAILROAD DIVISION

GRUPO FERROVIARIO MEXICANO (GFM)

(STATED IN THOUSAND OF US DOLLARS - GAAP APPLIED IN US)
FINANCIAL DATA

FINANCIAL DATA	3 MONTHS ENDED 30 SEPT. 2003	3 MONTHS ENDED 30 SEPT. 2002	CHANGE %	9 MONTHS ENDED 30 SEPT. 2003	9 MONTHS ENDED 30 SEPT. 2002	CHANGE %
Revenues	152,400	151,109	0.9	441,415	471,965	(6.5)
Operating Cost	93,421	88,729	5.3	268,019	277,270	(3.3)
Administrative Expenses	5,898	6,191	(4.7)	16,881	19,297	(12.5)
Operating Income	34,180	35,591	(4.0)	99,309	110,988	(10.5)
EBITDA	53,081	56,189	(5.5)	156,515	175,398	(10.8)
Financing Costs(net)	7,181	(226)	-	21,115	463	-
Net Profit	11,643	21,726	(46.4)	51,515	69,889	(26.3)

DURING THE NINE MONTHS OF 2003, REVENUES FROM THE RAILROAD TRANSPORT SERVICES DECREASE 6.5% AGAINST THE SAME PERIOD OF 2002, DUE TO A 12.2% DEVALUATION DURING THE NINE MONTHS OF 2003, AND TO THE NEGATIVE EFFECTS OF THE ECONOMIC GROWTH OF THE COUNTRY COMPARED TO THE PREVIOUS YEAR.

THE OPERATION COST FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 DECREASED 3.3%, EQUIVALENT TO $9.3 MILLION DOLLARS COMPARED TO THE SAME PERIOD IN THE PREVIOUS YEAR, IN SPITE OF AN IMPORTANT INCREASE IN THE COST OF DIESEL, THAT IS THE MAIN CONSUMPTION OF RAIL OPERATION.

THE EBITDA OF GFM FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 WERE OF $156.5 MILLION DOLLARS REPRESENTING 35.5% OF THE REVENUES FOR SERVICES AND IT MEANT A DECREASE OF 1.6% OF EBITDA EQUIVALENT TO $19 MILLION DOLLARS, MAINLY FOR THE EFFECTS OF THE COST OF DIESEL THAT REPRESENT $12 MILLION DOLLARS DURING THE NINE MONTHS OF 2003.

WITH RESPECT TO INVESTMENT PROJECTS AND ACQUISITION OF OTHER ASSETS, GRUPO

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FERROVIARIO INVESTED $45.7 MILLION DOLLARS AS OF SEPTEMBER 30, 2003, FOR THE CONSTRUCTION, EXPANSION AND REHABILITATION OF TRACKS, TERMINALS, RAIL YARDS, AND A NEW VEHICLE TERMINAL IN GUADALAJARA, JALISCO.

GRUPO MEXICO:
MEXICAN ACCOUNTING PRINCIPPLES

OUTSTANDING FINANCIAL DATA
(STATED IN THOUSAND PESOS - GAAP APPLIED IN MEXICO

FINANCIAL DATA	3 MONTHS ENDED 30 SEPT. 2003	3 MONTHS ENDED 30 SEPT. 2002	CHANGE %	9 MONTHS ENDED 30 SEPT. 2003	9 MONTHS ENDED 30 SEPT. 2002	CHANGE %
Net Sales	6,925,246	6,546,630	5.8	19,113,588	19,289,555	(0.9)
Cost of Sales	4,666,140	4,940,718	(5.6)	13,135,311	13,444,664	(2.3)
Administrative Expenses	316,027	319,320	(1.0)	891,528	942,192	(5.4)
Operating Income	900,730	285,463	215.5	1,956,458	1,954,511	0.1
EBITDA	1,943,079	1,286,592	51.0	5,086,749	4,902,699	3.8
Integral Financial Cost (net)	559,278	475,089	17.7	1,252,425	1,427,681	(12.3)
Exchange Loss (Net)	946,217	198,073	377.7	1,032,605	1,549,585	(33.4)
Loss before non Recurrent Item	(38,304)	(249,522)	(84.6)	(628,427)	(1,096,315)	(42.7)
Non Recurrent Item	649,855	0	(100.0)	649,855	0	(100.0)
Net Loss	(688,159)	(249,522)	(175.8)	(1,278,282)	(1,096,315)	(16.6)
Net Loss per Share	(1.06)	(0.38)	(175.8)	(1.96)	(1.68)	(16.6)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

		3 MONTHS ENDED 30 SEPT. 2003	3 MONTHS ENDED 30 SEPT. 2002	CHANGE %	9 MONTHS ENDED 30 SEPT. 2003	9 MONTHS ENDED 30 SEPT. 2002	CHANGE %
Copper	(Us Ctvs./Lb)	80.0	69.3	15.4	76.9	71.9	7.0
Zinc	(Us Ctvs./Lb)	37.3	34.8	7.2	36.0	35.4	1.7
Silver	(Dlls./Oz)	5.0	4.7	6.4	4.8	4.6	4.3
Gold	(Dlls./Oz)	363.2	314.2	15.6	354.0	305.8	15.8
Molibdenum	(Us. Dlls./lb.)	5.6	4.5	24.4	4.9	3.8	28.9
Lead	(Us Ctvs./Lb)	23.2	19.5	19.0	21.6	20.8	3.8

CONSOLIDATED SALES FOR THE THIRD QUARTER OF 2003 WERE $6,925.2 MILLION PESOS, 5.8% HIGHER RELATED TO THE SAME PERIOD IN 2002. THIS INCREASE IS MAINLY DUE TO A HIGHER COPPER SALES PRICE (US. DOLLAR 10.7 CENTS), A HIGHER VOLUME OF METALS SOLD BY SPCC, WITH A 23.3% INCREASE, AS A RESULT OF THE START-UP OF TOQUEPALA CONCENTRATOR EXPANSION; IN MINERA MEXICO THERE WAS AN 8.6% INCREASE; IN ASARCO A DECREASE IN SALES WAS OBSERVED WITH RESPECT TO THE PREVIOUS YEAR IN ACCOUNT OF THE MISSION MINE TEMPORARY CLOSING, AS WELL AS, THE PARTIAL OPERATION IN THE RAY MINE. IN THE TRANSPORT SECTOR THE LEVEL OF INCOME WAS EQUAL TO THAT REGISTERED IN THE SAME PERIOD OF THE PREVIOUS YEAR, DESPITE THE NEGATIVE EFFECTS OF THE COUNTRY'S ECONOMIC GROWTH COMPARED TO THE PREVIOUS YEAR.

THE INCREASE OF SALES OF THE THIRD QUARTER COMPARED TO THE SECOND QUARTER OF 2003 WAS $691.8 MILLION PESOS HIGHER IN THE MINING SECTOR REPRESENTING 7% OF THE INCREASE DUE TO THE BEGINNING OF THE RECOVERY OF COPPER VOLUMES PRODUCED IN MEXICO AND THE UNITED STATES AFTER THE FINANCIAL NEGOTIATIONS WERE CONCLUDED WITH BANKS AND FINANCIAL INSTITUTIONS, AS WELL AS THE DEFINITION OF ASARCO'S LONG TERM OPERATION WITH THE JUSTICE DEPARTMENT OF THE UNITED STATES, THROUGH ASARCO'S DEPTH REDUCTION AND CAPITALIZATION AS A RESULT OF SPCC'S SPIN OFF.

THE TREND SHOWN IN THIS THIRD QUARTER BOTH IN VOLUMES PRODUCED AND IN METAL PRICES REGISTERED IN THE CASE OF COPPER IN THE AMOUNT OF 90 CENTS PER POUND IN EARLY OCTOBER, WHICH IS EQUIVALENT TO 17% HIGHER WITH RESPECT TO THE 76.9 CTS. AVERAGE PRICE REGISTERED IN THE FIRST 9 MONTHS. THESE TWO EFFECTS GIVE RISE TO A MORE FAVORABLE FUTURE FOR THE SUBSEQUENT QUARTERS. WITH RESPECT TO OTHER METALS WE PRODUCE, MOLYBDENUM PRICE SHOWED A 29% INCREASE DURING THE FIRST NINE MONTHS, REACHING $5.30 DOLLARS PER POUND FOR THE MONTH OF SEPTEMBER, WHICH MEANS A 47% INCREASE OVER THE PRICE REGISTERED FOR THE SAME PERIOD IN THE PREVIOUS YEAR. IN THE CASE OF SILVER, IT HAS REGISTERED A 4.3% INCREASE DURING THE FIRST NINE MONTHS CLOSING IN THE MONTH OF SEPTEMBER WITH A PRICE OF $5 DOLLARS PER OUNCE WHICH REPRESENTS A 9% INCREASE. WITH RESPECT TO ZINC, IT REGISTERED A 1.7% INCREASE IN THE FIRST NINE MONTHS, AND AT THE END OF SEPTEMBER THE PRICE WAS 39.4 CENTS PER POUND REPRESENTING AN 11% INCREASE OVER THE AVERAGE PRICE OF THE SAME PERIOD IN THE PREVIOUS YEAR.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

THE ACCUMLATED SALES FOR THE NINE MONTHS ENDED SEPTEMBER 30 2003, WERE $19,113.6 MILLION PESOS 1% LESS THAN THOSE OF THE SAME PERIOD IN THE PREVIOUS YEAR, DESPITE THE IMPACT MADE BY THE AFOREMENTIONED FINANCIAL NEGOTIATIONS IN THE VOLUMES PRODUCED IN MINERA MEXICO AND ASARCO IN THE FIRST TWO QUARTERS.

WITH RESPECT TO THE THIRD QUARTER, CONSOLIDATED COST OF SALES REGISTERED AN IMPORTANT PROGRESS REDUCING SAME BY $274.6 MILLION PESOS OR 5.5% LESS THAN THE PREVIOUS YEAR'S THIRD QUARTER WHICH VERY FAVORABLY COMPARES TO THE REDUCTION BY 2.3% FOR THE NINE MONTHS ENDED ON SEPTEMBER 30, 2003, VIS-A-VIS THE PREVIOUS YEAR. SALES COST HAVING BEEN REDUCED BY $309.4 MILLION PESOS IN THIS PERIOD. DESPITE IMPORTANT INCREASES IN ELECTRIC POWER AND DIESEL PARTICULARLY IN THE MINING AND RAILWAY OPERATIONS, WE CARRIED OUT IN MEXICO. THE PROPOSALS FOR ENERGY REFORMS THAT ARE CURRENTLY BEING CARRIED OUT IN MEXICO WILL SURELY CONTRIBUTE TO MAKE THE INDUSTRIAL, MINING AND TRANSPORTATION SECTORS MORE COMPETITIVE IN THE NEAR FUTURE.

AS OF SEPTEMBER 30, 2003, THE ADMINISTRATIVE EXPENSES WERE IN THE AMOUNT OF $891.5 MILLION PESOS, WHICH COMPARED TO THE SAME PERIOD IN 2002, SHOW A 5.4% DECREASE EQUIVALENT TO $50.7 MILLION PESOS. THIS DECREASE IS DUE TO A CONTINUOUS EXPENSE REDUCTION POLICY. IN SPITE OF THE EXPENSES INCURRED DURING THIS PERIOD AS A RESULT OF THE GROUP'S FINANCIAL RESTRUCTURING.

THE OPERATING PROFIT FOR THE THIRD QUARTER OF 2003 WAS HIGHER BY 215.5% WITH RESPECT TO THE SAME PERIOD OF THE PREVIOUS YEAR AND 29.1% HIGHER THAN THE SECOND QUARTER OF THIS YEAR, REACHING $900.7 MILLION PESOS FOR THE QUARTER AND $1,956.4 MILLION PESOS FOR THE NINE MONTHS ACCRUED AS OF SEPTEMBER 30 OF THE CURRENT YEAR, AS A CONSEQUENCE OF IMPORTANT COST REDUCTION, HIGHER VOLUMES PRODUCED AND BETTER METAL PRICES.

THE OPERATING CASH FLOW (EBITDA) FOR THE THIRD QUARTER OF 2003 WAS IN THE AMOUNT OF $1,943.1 MILLION PESOS, 51.0 % HIGHER AND EQUIVALENT TO ADDITIONAL $656.5 MILLION PESOS, COMPARED TO THE SAME QUARTER IN 2002.

THE OPERATING CASH FLOW (EBITDA) FOR THE NINE MONTHS ENDED SEPTEMBER 30,2003 WAS IN THE AMOUNT OF $5,086.7 MILLION PESOS, REPRESENTING 26.6% ON THE SALES COMPARED TO 25.4% IN THE PREVIOUS YEAR.

WITH RESPECT TO CONSOLIDATED FINANCIAL INTEGRAL COST, BASED IN MEXICAN GAAP, THIS REPRESENTS A NET COST OF $1,606.6 MILLION PESOS AS OF SEPTEMBER 30, 2003, MAINLY ARISING FROM OUR DEBT NET FINANCIAL COST IN THE AMOUNT OF $1,252.4 MILLION PESOS, FROM A $677.2 MILLION PESOS PROFIT FOR MONETARY POSITION, FROM A 1.2 MILLION PESOS PROFIT IN DERIVATIVES, AS WELL AS A $1,032.6 MILLION PESOS LOSS FROM EXCHANGE LOSS DUE TO THE MEXICAN PESO DEPRECIATION AGAINST THE DOLLAR AS WELL AS FROM A BENEFIT FOR THE MERGER IN THE AMOUNT OF $159.9 MILLION PESOS.

AS OF SEPTEMBER 30, 2003, CONSOLIDATED TAXES WERE IN THE AMOUNT OF $824.9 MILLION PESOS, 52.6% HIGHER COMPARED TO THE SAME PERIOD IN THE YEAR 2002, MAINLY AS A RESULT OF THE TAX LOSS CARRIFORWARDS AND IMPAC CANCELLATION GIVING RISE TO A DEFERRED TAX AS A RESULT OF THE MERGER .

INVESTMENTS

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

THE INVESTMENT SCHEDULE WHICH HAS BEEN PERFORMED DURING THE YEAR AMOUNTS UP TO $157.2 MILLION DOLLARS OUT OF WHICH $111.5 MILLION DOLLARS CORRESPOND TO THE MINING DIVISION (MINERA MEXICO $39.6 MILLION DOLLARS, ASARCO $8.3 MILLION DOLLARS AND IN SPCC $63.6 MILLION DOLLARS). IN SEPTEMBER 17, SPCC INFORMED THAT THE PERUVIAN GOVERNMENT HAD ACCEPTED THE AMENDMENT MADE BY THE MINING COMPANY TO END THE THIRD STAGE OF THE PROJECT TO MODERNIZE ITS SMELTING PLANT AT ILO, RESCHEDULING SUCH A PROJECT WITHIN THE ESTABLISHED SCHEDULE IN THE PAMA. ACCORDING TO THIS RESCHEDULING THE NEW PLANT WILL BECOME OPERATIVE IN JANUARY 2007. THIS DECISION WILL ALLOW THE MINING COMPANY TO ACHIEVE THE COLLECTION OF OVER 92% OF SULPHUR. DURING JULY SPCC HIRED THE FIRM FLUOR/XSTRATA TO PROVIDE TECHNOLOGY AND BASIC ENGINEERING SERVICES FOR MODERNIZNG THE ILO SMELTING PLANT. FLUOR STAFF IS CURRENTLY WORKING ON THE BASIC ENGINEERING AND WE EXPECT THEIR REPORT DURING THE FOURTH QUARTER OF THE CURRENT YEAR. THE LIXIVIATION PROJECT IN TOQUEPALA, PERU, IS ON TIME AS SCHEDULED. THIS PROJECT WILL HAVE A $70 MILLION DOLLAR ESTIMATED COST AND ITS END IS SCHEDULED FOR JUNE 2005 AND THIS WILL REPRESENT IMPORTANT SAVINGS IN THE UNIT PRICES OF THE MINING COMPLEX. $45.7 MILLION DOLLARS WERE INVESTED IN THE RAILWAY DIVISION, IN THE RECONSTRUCTION OF TRACKS, THE CONSTRUCTION OF THE SPECIALIZED FREIGHT STATION AND THE AUTOMOTIVE STATION IN THE CITY OF GUADALAJARA, JALISCO.

FINANCING

THE TOTAL DEBT AS OF SEPTEMBER 30, 2003 WAS $3,033.9 MILLION DOLLARS, WITH A BALANCE IN CASH AND BANKS OF $405.1 MILLION DOLLARS, WHICH IS EQUIVALENT TO A NET DEBT OF $2,628.8 MILLION DOLLARS.

DURING THE NINE MONTHS ENDED SEPTEMBER 30 2003, $683.0 MILLION DOLLARS IN NEW FINANCING WERE OBTAINED (AMC $483.0 MILLION DOLLARS AND FERROMEX $200.0 MILLION DOLLARS) AND $563.0 MILLION DOLLARS OF DEBT WERE REPAID IN AMC AND $14.5 MILLION DOLLARS IN FERROMEX.

AS A RESULT OF THE MERGER ABOVE MENTIONED, $354.7 MILLION PESOS BASICALLY OF INTEREST WERE CAPITALIZED AND $649.8 MILLION PESOS CORRESPONDING TO DEFERRED TAXES AFFECTED THE FINANCIAL RESULTS AS OF SEPTEMBER 30, 2003.

RELEVANT EVENTS

AS OF SEPTEMBER 30, 2003 A GENERAL EXTRAORDINARY STOCKHOLDERS MEETING OF THE COMPANY WAS HELD, SAME THAT, AMONG OTHER RESOLUTIONS, RESOLVED TO INCREASE THE FIXED PART OF THE COMPANY'S CAPITAL STOCK IN THE AMOUNT OF $2,773,593,680.00 MEXICAN PESOS, THROUGH THE ISSUANCE OF NEW 213'353,360 COMMON, NOMINAL AND WITHOUT PAR VALUE, SERIES "B", CLASS I. SHARES CONSEQUENTLY, THE MEETING APPROVED THAT THE NEW, COMMON, NOMINAL AND WITHOUT PAR VALUE, SERIES "B", CLASS I 213'353,360 SHARES, ISSUED TO REPRESENT THE AFORESAID CAPITAL INCREASE BE OFFERED TO SHAREHOLDERS, SO THAT BY EXERCISING THEIR PREFERENCE RIGHT, THEY SUBSCRIBE THE NEW SHARES THEY ARE ENTITLED TO WITHIN A 15 DAY PERIOD STARTING TO COUNT SUCH DAYS FROM THE DAY FOLLOWING THE DATE WHEN THE SHAREHOLDERS NOTICE WAS PUBLISHED, IN THE RATIO OF 1 ONE NEW SHARE FOR EACH AND EVERY 3.05 SHARES OUT OF THE CURRENTLY OUTSTANDING 651'646,640 SHARES THEY OWN AND THEY SHALL PAY THEM UP IN THE SAME ACT, AT A PRICE OF $13.00 MEXICAN PESOS FOR EACH SHARE THEY SHALL SUBSCRIBE, WHETHER THROUGH THEIR PAYMENT IN CASH OR THROUGH CAPITALIZATION OF ADVANCED PAYMENTS ON ACCOUNT OF CAPITAL INCREASES THEY MAY HAVE MADE. THE MEETING ALSO RESOLVED THAT THOSE

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

NEW SHARES ISSUED TO REPRESENT THE INCREASE IN THE CAPITAL STOCK, WHICH WERE NOT SUBSCRIBED AND PAID UP BY THE SHAREHOLDERS EXERCISING THEIR PREFERENCE RIGHT, BE SUBSCRIBED AND PAID UP BY INVERSORA BURSATIL, S.A. DE C.V. AND GRUPO BURSÁTIL MEXICANO, S.A. DE C.V., WITH WHICH THE COMPANY HAS EXECUTED AGREEMENTS FOR THE OUTRIGHT SUBSCRIPTION OF SHARES REPRESENTING THE CAPITAL STOCK INCREASE WITH A SUBSCRIPTION VALUE UP TO $500,000,000.00 MEXICAN PESOS AND THE EQUIVALENT IN DOLLARS $15,000,000.00 RESPECTIVELY.

ON OCTOBER 23, 2003, GMEXICO ANNOUNCED THAT IT HAD SUCESSFULLY ENDED THE CAPITAL INCREASE APPROVED BY THE GENERAL MEETING BY $2,773,593,680 PESOS WHICH WAS FULLY SUBSCRIBED AND PAID FOR BY ITS SHAREHOLDERS MAINLY. GRUPO MEXICO CONSIDERS THAT THE SUCCESSFUL CULMINATION OF THIS CAPITAL INCREASE CLEARLY SHOWS ITS SHAREHOLDERS COMMITMENT AND THEIR CONFIDENCE IN THE FUTURE OF THE GROUP. THIS CAPITAL INJECTION WILL ALLOW GMEXICO TO FULFILL SEVERAL OPERATING AND FINANCING TARGETS, WHICH WILL LEAVE IT BETTER POSITIONED TO FACE WITH GREATER SOUNDNESS THE NEXT GROWTH CYCLE IN THE METAL MARKETS AS WELL AS WITH DIFFERENT OPPORTUNITIES IN THE RAILROAD AND MULTIMODAL TRANSPORTATION SECTOR.

+ NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

A) CONSOLIDATION BASIS.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE RESULTS FOR GRUPO MEXICO, S.A. DE C.V., (THE CONTROLING COMPANY) AS WELL AS THOSE OF ITS SUBSIDIARY COMPANIES, AMERICAS MINING CORPORATION 100%; GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.99.99%; INFRAESTRCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. 99.99%; (THE FIRST THREE, SUBCONTROLLING COMPANIES) WICH ALSO CONSOLIDATED THEIR FINANCIAL STATEMENTS WITH THOSE OF THEIR SUBSIDIARIES, MENTIONED AS FOLLOWS:

ON MAY 28 AND APRIL 30, 2003 MINERA MEXICO, S.A. DE C.V (MM), GRUPO MINERO MEXICO, S.A. DE C.V. (GMM); FERROMEX AND GFM SERVICIOS ADMINISTRATIVOS S.A. DE C.V. HELD AN EXTRAORDINARY SHAREHOLDERS' MEETINGS, IN WHICH IT WAS APPROVED THE MERGER OF GMM AND MM REMAING MM AS THE MERGED COMPANY, AND ALSO THE MERGER OF GFM SERVICIOS ADMINISTRATIVOS S.A. DE C.V. AND FERROMEX PREVAILING FERROMEX AS THE MERGED COMPANY.

AS PART OF THE AGREEMENTS OF THE MENTIONED MEETINGS, AND SPECIFICALLY THE MERGER AGREEMENTS, THE MERGERS ARE EFFECTIVE BETWEEN BOTH PARTIES ON MAY 30 AND APRIL 30, 2003 RESPECTIVELY, AND UNDER MEXICAN LAW, THE VALIDITY OF THE MERGER VIS-À-VIS THIRD PARTIES IS EFFECTIVE NINETY DAYS AFTER THE REGISTRATION OF THE SHAREHOLDERS' RESOLUTION AND ACCOMPANYING THE MERGER AGREEMENTS WITH THE MEXICAN PUBLIC REGISTRY OF COMMERCE. THE EXECUTED RESOLUTIONS AND MERGER AGREEMENT, WAS REGISTERED ON JULY 2, 3003, WITH THE MEXICAN PUBLIC REGISTRY OF COMMERCE.

	DOMICILED IN	PERCENTAGE OF PARTICIPATION
AMERICAS MINING CORPORATION, INC. ("AMC")	(USA)	
MINERA MEXICO, S.A. DE C.V. ("MM")	(MEXICO)	98.98%
-MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES ("MEXCOBRE")	MEXICO	94.50%
-INDUSTRIAL MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES ("IMMSA")	MEXICO	100.00%
-MINERALES METALICOS DEL NORTE, S.A. ("MIMENOSA")	MEXICO	100.00%
-SERVICIOS DE APOYO ADMINISTRATIVO, S.A. DE C.V. ("SAASA")	MEXICO	100.00%
-MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES ("MEXCANANEA")	MEXICO	98.49%

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

-MEXICO COMPAÑIA INMOBILIARIA, S.A. ("MEXCI")	MEXICO	100.00%
-MINERALES Y MINAS MEXICANAS, S.A. DE C.V. ("M.M.M.")	MEXICO	100.00%
-WESTERN COPPER SUPPLIES, INC. ("W.C.S.")	USA	100.00%
-MINERA MÉXICO INTERNACIONAL, INC. ("M.M.I.")	USA	100.00%
-MEXICANA DEL ARCO, S.A. DE C.V. ("MEXARCO")	MEXICO	100.00%
-SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES (SPCC)	USA	54.42%
-NORTHERN PERU MINING CORPORATION	USA	100.00%
-SOUTHERN PERU HOLDING CORPORATION	USA	100.00%
-THE INTERNATIONAL METAL COMPANY	USA	100.00%
-TULIPAN COMPANY, INC.	USA	63.00%
AMERICAS SALES COMPANY INC.	(USA)	100.00%
EXPLORACIONES MINERAS DEL PERU	(USA)	100.00%
ASARCO INCORPORATED ("ASARCO")	(USA)	100.00%
-AIR RESOURCES CORPORATION	USA	100.00%
-AR MEXICAN EXPLORATIONS INC. AND SUBSIDIARIES	USA	100.00%
-AR MONTANA CORPORATION AND SUBSIDIARIES	USA	100.00%
-AR SILVER BELL, INC. AND SUBSIDIARIES	USA	75.00%
-ASARCO ARIZONA, INC.	USA	100.00%
-ASARCO EXPLORATION COMPANY, INC. AND SUBSIDIARIES	USA	100.00%
-ASARCO EXPLORATION COMPANY OF CANADA, LIMITED	CANADA	100.00%
-ASARCO INTERNATIONAL CORPORATION	USA	100.00%
-ASARCO INTERNATIONAL CORP. FSC	VIRGIN ISLANDS	100.00%
-ASARCO OIL AND GAS COMPANY, INC.	USA	100.00%
-ASARCO PERUVIAN EXPLORATION COMPANY	USA	100.00%
-ASARCO SANTA CRUZ, INC. AND SUBSIDIARIES	USA	100.00%
-BRIDGEVIEW MANAGEMENT COMPANY, INC.	USA	100.00%
-COMPAÑIA MINERA ASARCO, S.A.	CHILE	100.00%
-DOMESTIC REALTY COMPANY, INC.	USA	100.00%
-ENCYCLE, INC.	USA	100.00%
-HYDROMETRICS, INC. AND SUBSIDIARIES	USA	100.00%
-ENCYCLE/TEXAS, INC.	USA	100.00%
-FEDERATED METALS CANADA LIMITED	CANADA	100.00%
-FEDERATED METALS CORPORATION	USA	100.00%
-GEOMINERALS INSURANCE COMPANY, LTD.	BERMUDA	100.00%
-LAC D'AMIANTE DU QUEBEC, LTEE AND SUBSIDIARIES	USA	100.00%
-MINING DEVELOPMENT COMPANY AND SUBSIDIARIES	USA	100.00%
-MINTO EXPLORATIONS LTD	CANADA	55.77%
-MISSION EXPLORATION COMPANY AND SUBSIDIARIES	USA	100.00%
-NCBR, INC.	USA	100.00%
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.("ITM")	MEXICO	

FINANCIAL STATEMENT NOTES (1)

LINEAS FERROVIARIAS DE MEXICO, S.A. DE C.V. ("LFM")	MEXICO	99.98%
TEXAS PACIFICO LP. INC.	EUA	100.00%
TEXAS PACIFICO GP. LLC.	EUA	100.00%
TEXAS PACIFICO TRANSPORTATION LTD	EUA	99.00%
INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%
GRUPO FERROVIARIO MEXICANO, S.A. DE C.V. ("G.F.M.")	MEXICO	74.00%
FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX")	MEXICO	100.00%
GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V. ("GMMI")	MEXICO	99.99%
CONTROLADORA MINERA MEXICO, S.A. DE C.V. ("CMM")	MEXICO	100.00%
AMERICAS MINING CORPORATION ("AMC")	USA	39.62%

B) BASIS FOR THE DETERMINATION OF FIGURES, FOR COMPARABILITY EFFECTS OF THE FINANCIAL STATEMENTS.

IN ACCORDANCE TO THE DECREED IN THE THIRD OF ADEQUACY TO BULLETIN B-10 THE REEXPRESION OF THE ENTRIES WAS PERFORMED OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR AS WELL AS THE PRESENT PERIOD TO PESOS OF PURCHASING POWER OF SEPTEMBER 30, 2003, FOR COMPARISON PURPOSES.

C) TEMPORARY INVESTMENT APPRAISAL.

THE INVESTMENTS IN LIQUID ASSETS ARE FOUND REPRESENTED MAINLY BY INVESTMENT FUNDS IN SHARES OF MEXICAN AND FOREIGN COMPANIES, CETES AND SHORT TERM BANK DEPOSITS, VALUED AT THEIR MARKET VALUE.

D) APPRAISAL OF RIGHTS AND OBLIGATIONS IN FOREIGN CURRENCY.

THE TRANSACTIONS IN FOREIGN CURRENCY, ARE REGISTERED AT THE EXCHANGE RATE ON THE DATE OF OPERATION, ASSETS AND LIABILITIES IN FOREIGN CURRENCY AT THE CLO-SING OF THE EXERCISE, ARE ADJUSTED TO THE EXCHANGE RATE TO THAT DATE, AFFECTING THE RESULTS OF THE EXERCISE AS PART OF THE FINANCIAL COST. THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE U.S. DOLLAR WAS 10.9272

E) INVENTORIES AND SALES COST APPRAISAL.

AT THE CLOSING OF THE EXCERCISE, INVENTORIES OF THE PRINCIPAL METALS ARE APPRAISED AT THE ONGOING PRICES OF THE INTERNATIONAL METALS MARKET, MINUS THE UPDATED COST OF THE PENDING TREATMENT AND ACCORDING TO THE PROCESS STAGE OF PRODUCTION AND REFINING IN WHICH THEY ARE FOUND. THE OTHER INVENTORY CONCEPTS ARE APPRAISED AT ACTUAL PURCHASING OR PRODUCTION COSTS. THE REST OF THE VALUES DO NOT EXCEED THE NET VALUE OF LIQUIDATION.

F) REAL ESTATE, MACHINERY AND EQUIPMENT APPRAISAL.

AT THE THIRD QUARTER OF 2003, PROPERTIES AND EQUIPMENT WERE ACTUALIZED APPLYING THE METHOD OF CHANGES IN THE GENERAL PRICE LEVEL IN ACCORDANCE TO AS WELL AS LINEAMENTS APPROVED IN THE FINAL TEXT OF THE FIFTH DOCUMENT OF ADEQUATIONS TO BULLETIN B-10 OF THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

G) DEPRECIATION RESOLUTION.

DEPRECIATION AND AMORTIZATION ARE CALCULATED BY THE DIRECT LINE METHOD CONSIDERING THE UPDATED VALUE BY THE ADJUSTMENT METHOD FOR CHANGES IN THE GENERAL PRICE LEVEL AND THE REMAINING USEFUL LIFE.

(H) CAPITAL.

THE ACCUMULATED AND CONTRIBUTED CAPITAL AS WELL AS THE NON-MONETARY ENTRIES, ARE MADE EFFECTIVE WITH A FACTOR DERIVED FROM THE NATIONAL CONSUMERS PRICE INDEX (INPC), FROM THE DATE CONTRIBUTION OR GENERATION.

(MONTHLY HISTORICAL AND UPDATED NET RESULT)

		NET HISTORICAL RESULT ACCUMULATED	MONTH	INDEX AT CLOSING	OF ORIGIN	MONTHLY UPDATE NET RESULT OF THE EXERCISE (THOUSAND OF PESOS)
OCTOBER	2002	(319,645)	(319,645)	105.275	101.636	(331,088)

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

NOVEMBER	2002	(115,149)	204,496	105.275	102.458	210,099
DECEMBER	2002	(136,649)	(21,500)	105.275	102.904	(21,995)
JANUARY	2003	(853,736)	(717,087)	105.275	103.320	(730,640)
FEBRUARY	2003	(1,072,081)	(218,345)	105.275	103.607	(221,839)
MARCH	2003	(804,784)	267,297	105.275	104.261	269,890
APRIL	2003	(508,637)	296,147	105.275	104.439	298,516
MAY	2003	(751,514)	(242,877)	105.275	104.102	(245,597)
JUNE	2003	(708,446)	43,068	105.275	104.188	43,516
JULY	2003	(825,372)	(116,926)	105.275	104.339	(117,967)
AUGUST	2003	(1,844,018)	(1,018,646)	105.275	104.652	(1,024,758)
SEPTEMBER	2003	(1,391,624)	452,394	105.275	105.275	452,394
NET RESULTS, FOR THE LAST TWELVE MONTHS						(1,419,469)

OCTOBER	2001	158,998	158,998	105.275	96.854	172,815
NOVEMBER	2001	(3,639)	(162,637)	105.275	97.219	(176,103)
DECEMBER	2001	(1,770,940)	(1,767,301)	105.275	97.354	(1,910,983)
JANUARY	2002	(1,661,586)	109,354	105.275	98.253	117,162
FEBRUARY	2002	(1,532,572)	129,014	105.275	98.189	138,316
MARCH	2002	(1,490,580)	41,992	105.275	98.692	44,793
APRIL	2002	(1,787,417)	(296,837)	105.275	99.231	(314,914)
MAY	2002	(2,127,291)	(339,874)	105.275	99.432	(359,825)
JUNE	2002	(2,618,035)	(490,744)	105.275	99.917	(517,048)
JULY	2002	(2,465,526)	152,509	105.275	100.204	(160,226)
AUGUST	2002	(2,943,130)	(477,604)	105.275	100.585	(499,860)
SEPTEMBER	2002	(2,790,747)	152,383	105.275	101.190	158,524
NET RESULTS, FOR THE LAST TWELVE MONTHS						(2,986,897)

*BOARD OF DIRECTORS

DURATION FROM MAY 29, 2003 TO APRIL 30, 2004 OR UNTIL FURTHER NOTICE.

MARKET VALUE OF EACH SHARE
LAST MADE 17.77 10.24

OBSERVATIONS TO ANNEX 3.

PARTICIPATION PERCENTAGE IS INCLUDED BETWEEN SUBSIDIARIES WITH LESS THAN 51%.

FINANCIAL STATEMENT NOTES (1)

OBSERVATIONS TO ANNEX 4.

IN OTHER ASSETS, RAILROAD CONCESSION TITLES ARE INCLUDED, FOR A NET AMOUNT OF $ 1,786,735

BASIS FOR FOREIGN SUBSIDIARY FINANCIAL STATEMENT COVERSION.

IN LINE WITH "BULLETIN B-15", FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT INTEGRATED TO DOMESTIC COMPANIES, ARE ADJUSTED IN ACCORDANCE WITH GAAP USING THE INFLATION OF THE SPECIFIC COUNTRY THEY OPERATE IN AND ARE THEN CONVERTED BY THE END OF PERIOD EXCHANGE RATE.

FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INTEGRATED TO DOMESTIC OPERATIONS ARE ADJUSTED IN ACCORDANCE WITH GAAP AND ARE CONVERTED AT THE END OF PERIOD EXCHANGE RATE FOR MONETARY ITEMS AND/OR WHEN THE TRANSACTIONS WERE EXECUTED THAT GENERATE NONE MONETARY ASSETS AS WELL AS THE CAPITAL AND RESULTING NUMBERS, ARE ADJUSTED BY THE NATIONAL CONSUMER PRICE INDEX (INPC).

FINANCIAL STATEMENTS OF OUR PRINCIPAL FOREIGN SUBSIDIARIES DOMICILED IN THE UNITED STATES WITH OPERATIONS MAINLY IN THE UNITED STATES OR PERU ARE GENERATED IN US DOLLARS AND ACCOUNTED FOR IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

BULLETIN C-2
IN 2001 BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL CONTRACTED FINANCIAL INSTRUMENTS ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, AFFECTING THE RESULTS OF THE PERIOD FOR ANY VALUATION ADJUSTMENTS OF SUCH INSTRUMENTS.

1) DEPOSIT QUARANTEE FOR U.S. 28,464 THOUSANDS DOLLARS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 AMERICAS MINING CORPORATION .	PROM.ORG. INDUSTRIAL SOC.	640	60.38	12,406,110	10,837,951
3 GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.	PROM. ORG. INDUSTRIAL SOC.	630,212,950	99.99	7,421,957	7,111,631
4 INFRAESTRUC. Y TRANSP. MEXICO, S.A. DE C.V.	TRANSPORTATION SERV.	633,750,710	99.99	5,984,113	5,316,448
TOTAL INVESTMENT IN SUBSIDIARIES				**25,812,180**	**23,266,030**
ASSOCIATEDS					
1 NEPTUNE MINING COMPANY	MINING	10,459	82.50	257	1,082
2 COPPER BASIN RAILWAY, INC.	TRANSPORTATION SERV.	1,800	45.00	3,123	26,826
3 MEXICO CONSTRUCTORA INDUSTRIAL, S.A. DE C.V.		491,800	49.18	548	548
4 PROVEEDORA MINERA DE ARTICULOS DE CONSUMO, S.C.		5	51.47	4,100	4,100
5 PREPARACION DE TERRENOS PARA LABRANZA, S.C.		3	98.00	2	2
6 TERM. FERROV. DEL VALLE DE MEXICO, S.A.DE C.V.		5,364,210	25.00	63,308	107,667
7 SOC. DE TRANSP. MINEROS SECCION V, S.C.		1	51.02	1,276	1,276
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**72,614**	**141,501**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**23,407,531**

NOTES

18/11/2003 17.18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**

GRUPO MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	20,285,953	2,774,577	17,511,376	11,939,755	5,666,759	23,784,372
MACHINERY	27,196,204	10,910,562	16,285,642	30,902,564	15,221,838	31,966,368
TRANSPORT EQUIPMENT	305,188	252,243	52,945	315,440	194,408	173,977
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	213,292	183,817	29,475	135,573	60,597	104,451
OTHER	1,884,011	242,281	1,641,730	1,493,249	72,023	3,062,956
DEPRECIABLES TOTAL	**49,884,648**	**14,363,480**	**35,521,168**	**44,786,581**	**21,215,625**	**59,092,124**
NOT DEPRECIATION ASSETS						
GROUNDS	781,511	0	781,511	1,058,384	0	1,839,895
CONSTRUCTIONS IN PROCESS	980,817	0	980,817	83,176	0	1,063,993
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,762,328**	**0**	**1,762,328**	**1,141,560**	**0**	**2,903,888**
TOTAL	**51,646,976**	**14,363,480**	**37,283,496**	**45,928,141**	**21,215,625**	**61,996,012**

NOTES

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE COMERCIO E	25/06/2004	4.87	0	0	0	9,303	0	0	0	537,057	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
PROGRAMA DE BURSAT ING BARIN	30/03/2007	8.46	0	0	0	0	0	0	0	0	0	88,049	324,647	551,824	551,824	3,654,743
ENRON	30/03/2007	4.87	0	0	0	0	0	0	0	0	0	3,721	0	0	0	214,823
COLOCACION DE BONOS ING BARI	01/04/2008	8.97	0	0	0	0	0	0	0	0	0	0	0	0	0	4,821,572
CSFB CORPORATE DEBENTURES		7.90	0	0	0	0	0	0	0	0	0	0	0	0	0	2,134,891
LARGO PLAZO BANK OF AMERICA		5.07	0	0	0	0	0	0	0	0	0	35,029	669,519	333,358	0	1,019,334
NOVA SCOTIA BANK		5.12	0	0	0	0	0	0	0	0	0	19,022	70,262	119,434	119,434	789,011
CAPITAL LEASE OBLIGATION MIT		2.67	0	0	0	0	0	0	0	0	0	0	0	1,091,540	0	0
BANCO DEL CREDITO DEL PERU B		5.88	0	0	0	0	0	0	0	0	0	600,996	0	0	0	2,120,259
EXIMBANK BANK OF AMERICA		1.29	0	0	0	0	0	0	0	0	0	158,833	158,827	123,029	87,232	102,854
GILA COUNTY INSTALLMENT BON		5.55	0	0	0	0	0	0	0	0	0	0	0	0	0	653,490
LEWIS & CLARK COUNTY ENV BO		5.73	0	0	0	0	0	0	0	0	0	0	0	0	0	624,457
BANAMEX		6.07	0	0	0	0	546,360	0	0	0	0	0	0	0	0	0
REFACCIONARIO EXPORT DEVELOP		0.00	0	0	0	0	0	0	0	0	0	7,364	156,642	268,488	0	0
NUECES RIVER EVN BOND		5.60	0	0	0	0	0	0	0	0	0	0	0	0	0	463,796
CREDIT AGRICOLE INDOSUEZ		0.00	0	0	0	0	0	0	0	0	0	327,816	0	0	0	0
REFACCIONARIO SOCIETE GENERA		0.00	0	0	0	0	0	0	0	0	0	1,419	40,965	40,965	0	0
IXE BANK		6.70	0	0	0	0	0	0	0	0	0	110,365	0	0	0	0
CAPITAL LEASE AT & T, HYDROM		9.60	0	0	0	0	0	0	0	0	0	97,482	9,430	9,430	17,800	0
DRESDNER BANK		0.00	0	0	0	0	0	0	0	0	0	176,059	0	0	0	0
INBURSA		7.00	0	2,500,000	0	0	0	0	0	3,387,432	0	0	0	0	0	0
JP MORGAN		4.86	0	0	0	0	0	0	0	0	0	2,185,440	0	0	0	0
INFUD		5.96	0	0	0	0	0	0	0	0	0	0	865,434	0	0	[illegible]
GLENCORE LTD		0.00	0	0	0	0	0	0	0	0	0	80,391	107,185	107,185	26,793	[illegible]

17.19 18/11/2003

82-4582

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
INTERESES			0	0	0	0	0	0	0	0	0	276,523	0	0	0	0
TOTAL BANKS			0	2,500,000	0	9,303	546,360	0	0	3,924,489	0	4,168,509	2,402,911	2,645,253	803,083	16,599,230

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			0	0	0	927,413	0	0	0	0	0	2,163,963	0	0	0	0
TOTAL SUPPLIERS			0	0	0	927,413	0	0	0	0	0	2,163,963	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS CREDITOS	31/12/2003		510,317	0	0	0	0	0	0	0	0	1,872,458	31,735	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			510,317	0	0	0	0	0	0	0	0	1,872,458	31,735	0	0	0
			510,317	2,500,000	0	936,716	546,360	0	0	3,924,489	0	8,204,930	2,434,646	2,645,253	803,083	16,599,230

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS
10,9272
1) REFACCIONARIO EXPORT DEVELOPMENT CO. RATE OF INTEREST LIBOR + 3.75
2) CREDIT AGRICOLE INDOSUEZ RATE OF INTEREST LIBOR + 3.875
3) REFACCIONARIO SOCIETE GENERALE NY RATE OF INTEREST LIBOR + 3.75
4) DRESDNER BANK RATE OF INTEREST LIBOR + 2.0
5) GLENCORE LTD RATE OF INTEREST LIBOR + 2.75

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	254,797	2,705,095	0	0	2,705,095
OTHER	20,735	226,372	0	0	226,372
TOTAL	**275,532**	**2,931,467**			**2,931,467**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	69,881	749,510	2,309	24,550	774,060
INVESTMENTS	29,451	319,998	1	6	320,004
OTHER	144,142	1,539,852	0	0	1,539,852
TOTAL	**243,474**	**2,609,360**	**2,310**	**24,556**	**2,633,916**
NET BALANCE	**32,058**	**322,107**	**(2,310)**	**(24,556)**	**297,551**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,870,053**	**42,288,843**	0	0	**42,288,843**
LIABILITIES POSITION	**4,057,932**	**44,341,835**			**44,341,835**
SHORT TERM LIABILITIES POSITION	836,595	9,141,646	0	0	9,141,646
LONG TERM LIABILITIES POSITION	3,221,337	35,200,189	0	0	35,200,189
NET BALANCE	**(187,879)**	**(2,052,992)**			**(2,052,992)**

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 10.9272

18/11/2003 17.19

82-1582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	44,082,258	63,964,869	19,882,611	0.00	79,530
FEBRUARY	45,557,899	66,353,135	20,795,236	0.00	56,147
MARCH	45,024,145	65,794,978	20,770,833	1.00	130,856
APRIL	39,660,221	63,286,073	23,625,852	0.00	40,164
MAY	38,439,616	61,456,219	23,016,603	0.00	(75,955)
JUNE	39,877,687	62,694,683	22,816,996	0.00	18,254
JULY	14,877,120	38,119,943	23,242,823	0.00	32,540
AUGUST	14,052,876	37,408,268	23,355,392	0.00	70,066
SEPTEMBER	24,164,991	38,846,077	14,681,086	0.00	88,087
ACTUALIZATION:	0	0	0	0.00	3,671
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	518,546
OTHER	0	0	0	0.00	(284,680)
TOTAL					**677,226**

18/11/2003 17.19

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

18/11/2003 17.19

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ASARCO, INC.		0	0
MISSION-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	22
RAY-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	62
REFINERY AMARILLO TEXAS	COPPER IN ELECTROLITIC CATHODE	500,000	24
.	COPPER WIRE ROD	245,000	57
.	COPPER CAKES	130,000	22
HAIDEN, ARIZONA	SMELTING OF COPPER	200,000	55
SX/EW RAY, ARIZONA	COPPER IN ELECTROLITIC CATHODE	46,300	87
SX/EW SILVER BELL, ARIZONA	COPPER IN ELECTROLITIC CATHODE	20,000	100
RAY, ARIZONA	SULPHURIC ACID PRODUCTION	650,000	48
AMARILLO, TEXAS	NICKEL METAL PRODUCTION	710	0
ENCYCLE PLANT	NICKEL PRODUCTION	544	0
REFINERY AMARILLO, TEXAS	ANODE SLIMES PROCESSING	2,582	20
.	REFINED SILVER	1,244	13
.	REFINED GOLD*	18,662	3
GLOBE, OHA. NEBRASKA PLANT	LITHARGE PRODUCTION	635	75
.	BISMUTH OXIDE	19	95
.	BISMUTH ALLOY	86	29
.	TEST LEAD	17	87
TOQUEPALA- PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	97
CUAJONE-PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	31,581,000	95
SX/EW TOQUEPALA, PERU	COPPER IN ELECTROLITIC CATHODE	56,250	86
SMELTER ILO, PERU	SMELTING OF COPPER	300,000	100
REFINERY ILO, PERU	COPPER CATHODES	246,000	100
ACID PLANT, PERU	ACID PRODUCTION	330,000	100
PRECIOUS METALS PLANT, PERU	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	365	88
MOLY TOQUEPALA PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	500,000	100
MOLY CUAJONE PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	730,000	97
MEXICANA DE COBRE		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	0	0
.	AND MOLYBDENUM	31,500,000	82
SMELTING	COPPER SMELTER	360,000	58
COAL PLANT	EXTRACCTON OF HYDRATED LIME	122,400	100
MOLYBDENUM PLANT	PRODUCTION OF MOLYBDENUM CONC.	720,000	82
SULPHURIC ACID PLANT	SULPHURIC ACID PRODUCTION	1,565,520	41
SX/EW PLANT	COPPER IN ELECTROLITIC CATHODE	21,900	95
REFINERY	COPPER IN ELECTROLITIC CATHODE	300,000	56

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
WIRE ROD PLANT	PRODUCTION COPPER WIRE ROD	150,000	37
PRECIOUS METALS PLANT	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	2,800	31
INDUSTRIAL MINERA MEXICO		0	0
S.A. DE C.V.		0	0
SAN LUIS PLANT	SMELTING OF:	0	0
.	COPPER CONC. AND MINERALS	230,000	41
.	ARSENIC	6,000	30
ELECTROLITIC ZIN REFINERY		0	0
.	REFINING OF.	0	0
.	ZINC	100,000	97
.	CADMIUM	600	100
.	PRODUCTION OF:	0	0
.	SULPHURIC ACID	175,000	96
NUEVA ROSITA PLANT	PROD. COKE BY PRODUCTS	90,000	92
CHARCAS UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,476,000	81
TAXCO UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,079,100	31
SAN MARTIN UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	2,230,400	56
PASTA DE CONCHOS UNIT	MINING AND PRODUCTION OF COAL	1,068,000	43
MINERALES METALICOS DEL NORTE		0	0
S.A.		0	0
SANTA BARBARA UNIT	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF LEAD, COPPER AND	1,574,400	91
.	ZINC CONCENTRATES	0	0
MEXICANA DE CANANEA		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION OF COPPER AND ORE	0	0
.	BENEFIT	24,500,000	77
LIXIVIATION PLANTS	COPPER CATHODES	54,750	88

18/11/2003 17.19

NOTES

(1) VOLUME IN THOUSANDS OF KILOGRAMS.
* VOLUME IN KILOGRAMS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COPPER CONCENTRATES	MET MEX PEÑOLES			NO	1.00
DIESEL AND LUBRICANT	PETROLEOS MEXICANOS			NO	4.00
REFACTIONS	GIMCO, S.A. DE C.V.			NO	2.00
		ANODES COPPER	CHEMETCO	NO	3.00
COPPER CONCENTRATES	OTHERS			NO	1.00

NOTES

18/11/2003 17.19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD	1,177	7,084	342	41,020	3.00	IMM MONTERREY	MET. PRECIOSOS DE
		0	0				MONTERREY
		0	0			IMM MONTERREY	GRUPO SAN MIGUEL
SILVER	420,144	64,971	65,664	108,634		IMM MONTERREY	MET. PRECIOSOS DE
		0	0				MONTERREY
		0	0			IMM MONTERREY	GRUPO SAN MIGUEL
LEAD	14,238	79,582	16,242	80,088	34.00		MET-MEX PEÑOLES
ZINC	72,523	574,952	35,353	330,015	45.00	IMM-SLP	GRUPO NACOBRE
		0	0				ALUM.Y ZINC INDUST.
		0	0				INDUST. MONTERREY
COPPER CONTENT		0	0				
IN CONCENTRATES	67,166	721,089	677	13,241			MEXICANA DE COBRE
ZINC CONTENT		0	0				
IN CONCENTRATES	21,322	87,037	7,404	77,711	25.00		MET-MEX PEÑOLES
BLISTER COPPER	77,150	362,337	1,064	1,755	90.00		COBRE DE MEXICO
		0	0				COBRE DE PASTEJE
COPPER WIRE ROD	146,182	947,379	23,018	460,185			CONDUCTORES COBR.
		0	0				CONDULIMEX
COPPER IN CATHODES	442,772	7,198,806	82,773	1,511,676	15.00		COBRE DE MEXICO
		0	0				INDUST. UNIDAS
MOLYBDENUM	9,094	75,483	2,185	264,015	90.00	LA CARIDAD	MOLYMEX
TRANSPORTATION		0	0				
SERVICES		2,827,808	0	4,605,951			
OTHER		0	0	175,512			
3RD. DOC. EFFECT.		0	0	75,692			
TOTAL		12,946,528		7,745,495			

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD		0	799	96,205	USA	SPCC	GERALD METALS
		0	0			ASARCO	ENTHONE OMI
SILVER		0	423,576	681,512	USA	SPCC	DEGUSA HILLS
		0	0			IMM MONTERREY	SCOTIA BANK
ZINC		0	35,315	317,970	USA		BETHLEHEM STEEL
		0	0				INLAND STEEL
COPPER CONTENT		0	0				
IN CONCENTRATES		0	7,840	133,210	USA	ASARCO	GLENCORE, LTD
ZINC CONTENT		0	0				
IN CONCENTRATES		0	8,737	75,994	ALEMANIA	ASARCO	SAVAGE ZINC
BLISTER COPPER		0	21,629	402,029	USA	SPCC	TRAFIGURA AG
COPPER WIRE ROD		0	116,724	2,303,490	USA	ATR	CERRO WIRE & CABLE
COPPER MATTE		0	4,590	86,109	USA	SPCC	PECHINEY WORLD T.
COPPER CATHODES		0	341,494	6,271,163	USA	SPCC	PECHINEY WORLD T.
		0	0			ELECTROWON	GERALD METALS
MOLYBDENUM		0	6,919	776,958	SUIZA	SPCC	GLENCORE INT.
		0	0		HOLANDA	LA CARIDAD	CHEMETALLGES
OTHER		0	0	156,287			
3RD. DOC. EFFECT		0	0	67,166			
TOTAL				11,368,093			

NOTES

VOLUME IN TONS.
GOLD AND SILVER IN KILOGRAMS.

18/11/2003 17.19

82-4582

STOCK EXCHANGE COI GMEXICO QUARTER: 3 YEAR: 2003

GRUPO MEXICO, S.A. DE C.V.

82-4582

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 278,367

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	B	651,646,640.00	20/02/2003	381,100.00
1	B	651,646,640.00	25/03/2003	138,284.00
1	B	651,646,640.00	27/03/2003	91,864.00
1	B	651,646,640.00	31/03/2003	1,898,821.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	38
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2003 — 2,821,601

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

STOCK EXCHANGE COI GMEXICO QUARTER: 3 YEAR: 2003

RAZON SOCIAL: **GRUPO MEXICO, S.A. DE C.V.**

82-4582

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 651,646,640

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	38
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9.286
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2003 0

Number of shares Outstanding at the Date of the NFEAR (Units) 651,646,640

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 651,646,640

18/11/2003

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	651,646,640			651,646,640	16,316,038	
TOTAL			**651,646,640**	**0**	**0**	**651,646,640**	**16,316,038**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
651,646,640
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** OF JANUARY TO **30** OF **SEPTEMBER** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. DANIEL TELLECHEA SALIDO
APODERADO

C.P. ERNESTO DURAN TRINIDAD
APODERADO

MEXICO, D.F., AT NOVEMBER 18 OF 2003